UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eschelon Telecom, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

296290 10 9 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296290 10 9	13G	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bain Capital Fund VI, L.P. EIN No.: 04-3405560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,919,074 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

2,919,074 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,919,074 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.25%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates II EIN No.: 04-3404818
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

401,975 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

401,975 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

401,975 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.24%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Trust Associates II EIN No.: 04-3400371
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

68,812 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

68,812 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,812 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.38%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates II-B EIN No.: 04-3404819
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

87,106 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

87,106 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,106 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.48%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Trust Associates II-B EIN No.: 04-3400372
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

41,778 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

41,778 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,778 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.23%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates II-C EIN No.: 04-3424217
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

151,649 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

151,649 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

151,649 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.84%
12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 296290 10 9	13G	Page 8 of 16 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PEP Investments PTY Ltd. EIN No.:
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
15.	SEC USE ONLY

16.	CITIZENSHIP OR PLACE OF ORGANIZATION

New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17. SOLE VOTING POWER

9,730 Shares
18. SHARED VOTING POWER

0
19. SOLE DISPOSITIVE POWER

9,730 Shares
20. SHARED DISPOSITIVE POWER

0

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,730 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05%
24.	TYPE OF REPORTING PERSON*

OO

CUSIP No. 296290 10 9	13G	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,243 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,243 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,243 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01%
12.	TYPE OF REPORTING PERSON*

PN

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Eschelon Telecom, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 730 Second Avenue South, Suite 900, Minneapolis, MN 55402.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Fund VI, L.P., a Delaware limited partnership (“BCF VI”), (2) BCIP Associates II, a Delaware general partnership (“BCIP II”), (3) BCIP Trust Associates II, a Delaware general partnership (“BCIP Trust II”), (4) BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”), (5) BCIP Trust Associates II-B, a Delaware general partnership (“BCIP Trust II-B”), (6) BCIP Associates II-C, a Delaware general partnership (“BCIP II-C”), (7) PEP Investments PTY Ltd., a New South Wales limited company (“PEP”), and (8) Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership (“Sankaty”).

Bain Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), is the sole general partner of BCF VI. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole general partner of BCP VI. BCI is the managing partner of BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B and BCIP II-C and, by power of attorney, has the right to vote and dispose of securities owned by PEP. Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company (“Sankaty HIYA”), is the general partner of Sankaty. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors. BCF VI, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Sankaty have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which BCF VI, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP and Sankaty have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCP VI, BCI, and Sankaty HIYA, and Sankaty Investors is c/o Bain Capital Investors, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of the Reporting Persons, BCP VI, BCI, and Sankaty HIYA, and Sankaty Investors is organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company. Messr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 296290 10 9.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 3,681,367 shares of Common Stock of the Company representing, in the aggregate, 20.49% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 17,967,569 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 31, 2006 based on the Company Form 10-Q for the period ended September 30, 2006.

As of the close of business on December 31, 2006, the following shares were owned by the Reporting Persons:

BCF VI owned 2,919,074 shares of Common Stock of the Company, representing approximately 16.25% of the Company’s Outstanding Shares. BCP VI is the sole general partner of BCF VI. BCI is the sole general partner of BCP VI.

BCIP II owned 401,975 shares of Common Stock of the Company, representing approximately 2.24% of the Company’s Outstanding Shares. BCI is the managing partner of BCIP II.

BCIP Trust II owned 68,812 shares of Common Stock of the Company, representing approximately 0.38% of the Company’s Outstanding Shares. BCI is the managing partner of BCIP Trust II.

BCIP II-B owned 87,106 shares of Common Stock of the Company, representing approximately 0.48% of the Company’s Outstanding Shares. BCI is the managing partner of BCIP II-B.

BCIP Trust II-B owned 41,778 shares of Common Stock of the Company, representing approximately 0.23% of the Company’s Outstanding Shares. BCI is the managing partner of BCIP Trust II-B.

BCIP II-C owned 151,649 shares of Common Stock of the Company, representing approximately 0.84% of the Company’s Outstanding Shares. BCI is the managing partner of BCIP II-C.

PEP owned 9,730 shares of Common Stock of the Company, representing approximately 0.05% of the Company’s Outstanding Shares. BCI is attorney-in-fact for PEP.

Sankaty owned 1,243 shares of Common Stock of the Company, representing approximately 0.01% of the Company’s Outstanding Shares. Sankaty HIYA is the general partner of Sankaty, Sankaty Investors is the managing partner of Sankaty HIYA and Sankaty Advisors is the investment sub-adviser to Sankaty. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

See Item 4(a) hereof.

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

BCF VI	2,919,074
BCIP II	401,975
BCIP Trust II	68,812
BCIP II-B	87,106
BCIP Trust II-B	41,778
BCIP II-C	151,649
PEP	9,730
Sankaty	1,243

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

BCF VI	2,919,074
BCIP II	401,975
BCIP Trust II	68,812
BCIP II-B	87,106
BCIP Trust II-B	41,778
BCIP II-C	151,649
PEP	9,730
Sankaty	1,243

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2007

BAIN CAPITAL FUND VI, L.P.

	By:	Bain Capital Partners VI, L.P., its general partner

	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP TRUST ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II-B
BCIP ASSOCIATES II-C

	By:	Bain Capital Investors, LLC, its managing partner

PEP INVESTMENTS PTY LTD.

	By:	Bain Capital Investors, LLC, its attorney-in-fact

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

	By:	Sankaty High Yield Asset Investors, LLC, its general partner

	By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan M. Lavine
Name:	Jonathan M. Lavine
Title:	Managing Member

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 14, 2007

BAIN CAPITAL FUND VI, L.P.

	By:	Bain Capital Partners VI, L.P., its general partner

	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II BCIP TRUST ASSOCIATES II BCIP ASSOCIATES II-B BCIP TRUST ASSOCIATES II-B BCIP ASSOCIATES II-C

	By:	Bain Capital Investors, LLC, its managing partner

PEP INVESTMENTS PTY LTD.

	By:	Bain Capital Investors, LLC, its attorney-in-fact

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

	By:	Sankaty High Yield Asset Investors, LLC, its general partner

	By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan M. Lavine
Name:	Jonathan M. Lavine
Title:	Managing Member